Exhibit 12.1
HAIGHTS CROSS COMMUNICATIONS — HOLDING COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	FOR THE YEAR ENDED DECEMBER 31,

	2000	2001	2002		2003	2004

INCOME BEFORE PROVISION FOR INCOME TAXES, DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$(8,230)	$(5,318)	$19,092		$(1,150)	$(20,823)
FIXED CHARGES:
Interest expense	22,273	20,024	17,993		19,928	48,194
Amortization of deferred financing costs	1,069	1,200	1,560		2,027	2,937
Preferred stock dividends & accretion	12,869	14,389	16,781		17,472	2,735
Interest portion of rent expense(a)	449	596	506		570	560

TOTAL FIXED CHARGES	36,660	36,209	36,840		39,997	54,426

INCOME BEFORE PROVISION FOR INCOME TAXES, DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE AND FIXED CHARGES	28,430	30,891	55,932		38,847	33,603
RATIO OF EARNINGS TO FIXED CHARGES	(b )	(b )	1.5	x	(b )	(b )
RATIO COVERAGE DEFICIENCY	(8,230)	(5,318)	—		(1,150)	(20,823)

(a)	Includes approximately 21% of rent expense for each period presented as deemed by management to be the interest component of such rentals.

(b)	Due to the loss from operations for the year ended December 31, 2000, 2001, 2003 and 2004, there were insufficient earnings of $8.2 million, $5.2 million, $1.2 million and $20.8 million, respectively, to cover fixed charges.